                                                  FILED PURSUANT TO RULE 424(b)2
                                                              FILE NO. 333-14209

PROSPECTUS SUPPLEMENT
September 6, 2000
(To Prospectus dated April 7, 1999)

                                 $250,000,000

                            Duke Energy Corporation

            7 1/8% Remarketable or Redeemable Securities (ROARS/SM/)
                 Due 2012 (Remarketing Date September 3, 2002)

The ROARS will bear interest at the rate of 7 1/8% per year from their date of issuance to but excluding September 3, 2002, which is the first Remarketing Date, and then at a fixed or floating rate as discussed under "Description of the ROARS." Interest on the ROARS is payable on March 3 and September 3 of each year, beginning on March 3, 2001 and continuing to September 3, 2002, and then at intervals as discussed under "Description of the ROARS." On any Remarketing Date, the ROARS will either be mandatorily tendered to and purchased by UBS AG, London Branch, as Remarketing Dealer, or mandatorily redeemed by us, in each case at the prices discussed under "Description of the ROARS." If purchased by the Remarketing Dealer, the ROARS will bear interest from the Remarketing Date at a rate to be determined as described under "Description of the ROARS." The ROARS will mature on September 3, 2012 unless extended to the tenth anniversary of the Fixed Rate Remarketing Date. We may redeem all of the ROARS on any Remarketing Date and after the Fixed Rate Remarketing Date at prices described under "Description of the ROARS."

The ROARS will be our unsecured and unsubordinated obligations and will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

                                                         Per ROARS    Total
                                                         --------- ------------
Public Offering Price...................................  99.981%  $249,952,500
Underwriting Discount...................................    .250%  $    625,000
Proceeds to Duke Energy (before expenses)/1/............ 103.651%  $259,127,500

--------
/1/ Includes consideration for the related option.


The underwriters are offering the ROARS subject to various conditions. The underwriters expect to deliver the ROARS to purchasers on or about September 12, 2000.

                               ----------------

  Banc of America Securities LLC
                                                     Chase Securities Inc.

                               ----------------

--------
/SM/ "ROARS" is a service mark of Banc of America Securities LLC

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If this Prospectus Supplement is inconsistent with the accompanying Prospectus, you should rely on this Prospectus Supplement. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the respective dates on the front of those documents or earlier dates specified therein. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               TABLE OF CONTENTS


                             Prospectus Supplement
                                                                            Page
                                                                            ----
Duke Energy Corporation....................................................  S-3
Recent Developments........................................................  S-4
Summary of Terms of the Securities.........................................  S-6
Recent Financial Data......................................................  S-9
Capitalization............................................................. S-10
Description of the ROARS................................................... S-11
Certain United States Federal Income Tax Considerations.................... S-25
Underwriting............................................................... S-28
Experts.................................................................... S-30
Legal Matters.............................................................. S-30
                                   Prospectus
About This Prospectus......................................................    3
Where You Can Find More Information........................................    3
Forward-Looking Statements.................................................    4
Duke Energy Corporation....................................................    5
Use of Proceeds............................................................    7
Description of the New Bonds...............................................    7
Description of the New Debt Securities.....................................   11
Plan of Distribution.......................................................   21
Experts....................................................................   22
Legal Matters..............................................................   22

                            DUKE ENERGY CORPORATION

We, together with our subsidiaries, are an integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the United States and abroad. We provide these and other services through seven business segments:

  .  Franchised Electric

  .  Natural Gas Transmission

  .  Field Services

  .  North American Wholesale Energy

  .  International Energy

  .  Other Energy Services

  .  Duke Ventures

Franchised Electric generates, transmits, distributes and sells electric energy in central and western North Carolina and the western portion of South Carolina (doing business as Duke Power or Nantahala Power and Light).

Natural Gas Transmission provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. With the purchase of East Tennessee Natural Gas Company in March 2000, Natural Gas Transmission also began serving the southeastern region of the United States.

Field Services gathers, processes, transports and markets natural gas and produces, transports and markets natural gas liquids. Field Services operates gathering systems in western Canada and eleven contiguous states that serve major gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent, East Texas-Austin Chalk-North Louisiana and onshore and offshore Gulf Coast areas.

North American Wholesale Energy's activities include asset operation, development and management, primarily through Duke Energy North America, LLC, as well as commodity sales and services related to natural gas and power, primarily through Duke Energy Trading and Marketing (DETM), a joint venture with ExxonMobil, a 40% partner in DETM. This segment also includes Duke Energy Merchants, which develops new business lines in the evolving energy commodity markets. The operations of the former Trading and Marketing segment were combined by our management into North American Wholesale Energy during the second quarter of this year.

International Energy develops, owns and operates energy-related facilities worldwide providing energy trading, marketing and natural gas and power development and operations. It conducts its operations through Duke Energy International, LLC.

Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc., Duke/Fluor Daniel and DukeSolutions, Inc.

Duke Ventures is comprised of Crescent Resources, Inc., DukeNet Communications, Inc. and Duke Capital Partners. Crescent Resources develops commercial and residential real estate projects and manages land holdings primarily in the southeastern United States. DukeNet Communications provides fiber optic and wireless digital networks for industrial, commercial and residential customers. Duke Capital Partners is a newly formed, wholly owned finance company that plans to provide lending, investment banking and asset management services to the wholesale and commercial energy markets.

                              RECENT DEVELOPMENTS

Formation and Financing of Duke Energy Field Services

In March 2000, we completed the approximately $1.7 billion transaction that combined Field Services' gas gathering and processing business with Phillips Petroleum's gas gathering, processing and marketing unit to form a new midstream company, named Duke Energy Field Services, LLC (DEFS). In connection with the combination, DEFS issued approximately $2.75 billion of commercial paper in April 2000. The proceeds were used to make one-time cash distributions of approximately $1.53 billion to us and $1.22 billion to Phillips Petroleum. We own approximately 70% of DEFS and Phillips Petroleum owns approximately 30%. In August 2000, DEFS issued approximately $1.7 billion of long-term debt securities, with the proceeds being used to reduce outstanding commercial paper. The parent company of DEFS, Duke Energy Field Services Corporation (DEFS Corporation), plans to offer a portion of its common stock to the public later this year or in 2001 in an initial public offering, subject to market conditions. The proceeds of the proposed offering will be used to reduce debt. After the offering, our ownership interest and the ownership interest of Phillips Petroleum in DEFS Corporation will be reduced accordingly.

Completion of Acquisitions

Duke Energy International reached an agreement in August 1999 to acquire Dominion Resources Inc.'s 1,200-megawatt portfolio of hydroelectric, natural gas and diesel power generation businesses in Argentina, Belize, Bolivia and Peru for approximately $405 million. The purchases of the businesses in Belize and Peru were completed in 1999. Duke Energy International completed the purchases of the businesses in Argentina and Bolivia in March 2000 and April 2000, respectively.

Duke Energy International entered into a series of transactions in August 1999 to complete a $761 million purchase of a controlling voting interest and an approximately 44% economic interest in Companhia de Geracao de Energia Electrica Paranapanema, an electric generating company in Brazil. In January 2000, Duke Energy International completed a tender offer to the minority shareholders of that company and successfully acquired an additional 51% economic interest for approximately $280 million. This increased our economic ownership from approximately 44% to approximately 95%.

In March 2000, we completed the approximately $390 million acquisition of East Tennessee Natural Gas Company from El Paso Energy. East Tennessee Natural Gas Company owns a 1,100-mile interstate natural gas pipeline system that crosses the pipeline of our subsidiary, Texas Eastern Transmission Corporation, and serves the southeastern region of the United States.

Expansion into New Business

We entered into an agreement on August 30, 2000 to purchase the natural gas salt cavern storage business commonly known as Market Hub Partners (MHP) from subsidiaries of NiSource Inc. for $250 million in cash plus the assumption of $150 million in debt. This new line of business, which includes the Moss Bluff and the Egan storage facilities, has 23 billion cubic feet of storage capacity with significant expansion capability. The Moss Bluff facilities are in Liberty County, Texas and the Egan facilities are in Acadia Parish, Louisiana. Both are situated near industry-recognized market hubs at the convergence of major interstate and intrastate natural gas pipelines and serve as aggregation points for natural gas collected along the Texas and Louisiana Gulf coasts. MHP is also developing high deliverability salt cavern storage facilities in Copiah County, Mississippi and Tioga County, Pennsylvania. The acquisition is expected to close later this year, subject to approval of the Federal Trade Commission.

Construction of New Generating Facilities

Duke Energy North America began construction this year of three new 520-megawatt, natural gas-fired, combined cycle generating plants (the McClain Energy Facility in Oklahoma, the Hinds Energy Facility and Attala Energy Facility in Mississippi) and two new 640-megawatt, natural gas-fired facilities (the Lee County Facility in Illinois and the Audrain County Facility in Missouri). Our capital commitment to these projects totals approximately $1.2 billion through June 2001.

Environmental Matters--Air Quality Control

The Environmental Protection Agency (EPA) issued a final ruling in October 1998 on regional ozone control that requires revised State Implementation Plans for 22 eastern states and the District of Columbia. The EPA ruling was challenged in court by various states, industry and other interests, including the States of North Carolina and South Carolina and us. In March 2000, the court upheld most aspects of the EPA's rule. The petitioners asked the court to rehear the case and overturn the March decision, but in June the court declined to rehear the case and lifted its earlier stay of the obligation of the states to revise their State Implementation Plans. Industry and state petitioners have not yet decided if they will continue to seek review of the EPA ruling. Late in 1999, the EPA finalized another ozone-related rule having virtually identical goals as its October 1998 action. The 1999 rule has also been challenged in court by the same or similar parties. The North Carolina Environmental Management Commission (EMC) is considering several competing proposals to reduce utility emissions of nitrogen oxides. The EMC voted in March 2000 to send three alternative nitrogen oxide proposals to a public hearing, and adoption of a final rule is expected in October 2000. We announced that we will undertake additional nitrogen oxide control projects between 2000 and 2005, at a cost of approximately $100 million as an interim step to address possible contributions to ozone formation in North Carolina. Depending on the resolution of these matters, our costs may range from the $100 million that we have already committed to spend to $600 million in capital costs for additional emission controls.

The EPA sent us a request in October 1999 seeking information on the repair and maintenance of our coal-fired plants since 1978. This is part of the EPA's New Source Reviews (NSR) enforcement initiative in which the EPA claims that utilities and others have committed widespread violations of the Clean Air Act's permitting requirements. The EPA has filed suit against several utilities and issued administrative orders alleging numerous NSR permitting violations. In May 2000, we received a notice of violation from the EPA alleging various violations of the NSR pre-construction permitting requirements of the Clean Air Act. The EPA's allegations run counter to previous EPA guidance. We believe that all of our electric generation units are properly permitted and have been properly maintained and are not in violation of the Clean Air Act.

Nuclear Re-licensing

In May 2000, the Nuclear Regulatory Commission renewed the operating license for our three Oconee nuclear stations through 2033 to 2034.

                       SUMMARY OF TERMS OF THE SECURITIES

  The following summary is a short description of the main terms of the offering of the securities. For that reason, this summary does not contain all of the information that may be important to you. To fully understand the terms of the offering of the securities, you will need to read both this Prospectus Supplement and the accompanying Prospectus, each in its entirety.

Issuer...............................   Duke Energy Corporation will issue the
                                        ROARS.


Trustee..............................   The Chase Manhattan Bank.

Offered Securities...................   We will issue $250,000,000 aggregate
                                        principal amount of 7 1/8% ROARS. The
                                        ROARS will mature on September 3, 2012
                                        unless extended to the tenth
                                        anniversary of the Fixed Rate
                                        Remarketing Date; however, we may
                                        redeem, or be required to redeem, all
                                        of the ROARS before that date.

Interest Rates.......................   The ROARS will bear interest at the
                                        rate of 7 1/8% per year from the date
                                        of issuance to, but excluding,
                                        September 3, 2002, which is the first
                                        Remarketing Date, and then at a rate or
                                        rates described under "Description of
                                        the ROARS."

Interest Payment Dates...............   We will pay interest on March 3 and
                                        September 3, beginning on March 3, 2001
                                        and continuing to September 3, 2002,
                                        and then at intervals discussed under
                                        "Description of the ROARS."

Interest Accrual.....................   The ROARS will accrue interest at a
                                        rate of 7 1/8% per annum from the date
                                        of issuance to, but excluding,
                                        September 3, 2002, computed on the
                                        basis of a 360-day year consisting of
                                        twelve 30-day months. From September 3,
                                        2002, the ROARS will accrue interest at
                                        a fixed rate or at a floating rate,
                                        depending on our decision. If the rate
                                        is fixed, interest will be computed on
                                        the basis of a 360-day year consisting
                                        of twelve 30-day months. If the rate is
                                        floating, interest will be computed on
                                        the basis of the actual number of days
                                        in the applicable floating rate reset
                                        period over a 360-day year.

                                        For a more detailed description of the
                                        payment of interest, you should refer
                                        to the sections of this

                                        Prospectus Supplement entitled
                                        "Description of the ROARS--Interest and
                                        Interest Payment Dates," "--Interest
                                        Rate to Maturity" and "--Floating Rate
                                        Period."

Ranking..............................   The ROARS will rank equal in priority
                                        with all of our existing and future
                                        unsecured and unsubordinated
                                        indebtedness. The ROARS will rank
                                        senior in right of payment to all of
                                        our existing and future subordinated
                                        debt.

Mandatory Tender.....................   We have entered into a Remarketing
                                        Agreement with UBS AG, London Branch,
                                        as Remarketing Dealer. This agreement
                                        gives the Remarketing Dealer the option
                                        to purchase all of the ROARS on
                                        September 3, 2002 or on the subsequent
                                        Remarketing Date unless we redeem them.
                                        The purchase price for the ROARS will
                                        be equal to 100% of the aggregate
                                        principal amount outstanding on the
                                        first Remarketing Date or the Dollar
                                        Price (as defined in the section of
                                        this Prospectus Supplement entitled
                                        "Description of the ROARS--Interest
                                        Rate to Maturity") on the subsequent
                                        Remarketing Date.

                                        For a more detailed description of the
                                        mandatory tender, you should refer to
                                        the section of this Prospectus
                                        Supplement entitled "Description of the
                                        ROARS--Mandatory Tender."

Mandatory Redemption.................   If the Remarketing Dealer does not
                                        purchase the ROARS on any Remarketing
                                        Date, the Trustee, on behalf of the
                                        beneficial owners, will require us to
                                        redeem all of the ROARS for 100% of the
                                        aggregate principal amount outstanding
                                        on the first Remarketing Date or at the
                                        Dollar Price on the subsequent
                                        Remarketing Date, in addition to all
                                        accrued and unpaid interest, if any.

                                        For a more detailed description of the
                                        mandatory redemption, you should refer
                                        to the section of this Prospectus
                                        Supplement entitled "Description of the
                                        ROARS--Mandatory Redemption."

Optional Redemption..................   If the Remarketing Dealer elects to
                                        purchase the ROARS, we will have the
                                        option of redeeming all of the ROARS on
                                        September 3, 2002 or on the subsequent
                                        Remarketing Date at the Dollar Price,
                                        plus accrued and unpaid interest, if
                                        any.

Post-Remarketing Optional
Redemption...........................   We may redeem some or all of the ROARS
                                        at any time after the Fixed Rate
                                        Remarketing Date at the redemption
                                        prices plus accrued and unpaid
                                        interest, if any, to the post-
                                        remarketing redemption date, as
                                        described in the section of this
                                        Prospectus Supplement entitled
                                        "Description of the ROARS--Post-
                                        Remarketing Optional Redemption."

Ratings..............................   The ROARS are rated "A+" by Standard &
                                        Poor's Ratings Group, "A1" by Moody's
                                        Investors Service, Inc. and "A+" by
                                        Fitch IBCA, Inc.

Sinking Fund.........................   The ROARS are unsecured and are not
                                        entitled to any sinking fund.

Use of Proceeds......................   The net proceeds from the sale of the
                                        ROARS will be approximately $259
                                        million. We expect to use the net
                                        proceeds primarily to reduce short-term
                                        indebtedness recently incurred to repay
                                        maturing long-term debt securities.

                             RECENT FINANCIAL DATA

The following shows only selected consolidated financial information. You should refer to our consolidated financial statements, including the notes to such financial statements, included in the documents incorporated by reference herein for additional information. See "Where You Can Find More Information" in the accompanying Prospectus.

                             Six Months Ended
                                 June 30,            Year Ended December 31,
Income Statement Data        -----------------    -----------------------------
                               2000     1999      1999(1)     1998      1997(2)
                             -------- --------    -------    -------    -------
                                 (millions, except per share data)
Operating Revenues.........  $ 18,216 $  8,869    $21,779(4) $17,662(4) $16,309
Operating Expenses.........    16,610    7,693     19,947     15,177     14,339
                             -------- --------    -------    -------    -------
   Operating Income........     1,606    1,176      1,832      2,485      1,970
Other Income, Net..........        90       75        211(4)     162(4)     138
                             -------- --------    -------    -------    -------
Earnings Before Interest
 and Taxes.................     1,696    1,251      2,043      2,647      2,108
Interest Expense...........       413      252        601        514        472
Minority Interests.........       120       68        142         96         23
Income Before Extraordinary
 Item......................       722      595        847      1,260        974
Net Income.................       722    1,255(3)   1,507(3)   1,252        974
Earnings Available for Com-
 mon Stock.................       712    1,245(3)   1,487(3)   1,231        902
Total Comprehensive In-
 come......................       664    1,245      1,485      1,231        902
Earnings per share of Com-
 mon Stock (before extraor-
 dinary item)
   Basic...................  $   1.94 $   1.60    $  2.26    $  3.43    $  2.51
   Dilutive................      1.93     1.60       2.25       3.42       2.50
Earnings per share of Com-
 mon Stock
   Basic...................      1.94     3.42(3)    4.08(3)    3.41       2.51
   Dilutive................      1.93     3.41(3)    4.07(3)    3.40       2.50
--------
(1)  Reflects a pre-tax $800 million charge for estimated injury and damages claims. The effect per basic share of Common Stock of this charge was
     $1.34.
(2)  Data reflects accounting for the combination with PanEnergy Corp on June
     18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1997.
(3)  Reflects a one-time after-tax extraordinary gain of approximately $660 million, or $1.82 per basic share of Common Stock, attributable to the sale of certain pipeline operations on March 29, 1999.
(4)  Certain reclassifications have been made to be consistent with current year presentation.

                              As of June 30,            As of December 31,
Balance Sheet Data           -----------------    -----------------------------
                               2000     1999       1999       1998      1997(1)
                             -------- --------    -------    -------    -------
                                            (millions)
Current Assets.............  $ 12,774 $  5,396    $ 6,171    $ 4,843    $ 3,685
Investments and Other As-
 sets......................     6,836    4,761      4,710      3,232      2,448
Property, Plant and Equip-
 ment, Net.................    23,386   17,736     20,995     16,875     15,736
Regulatory Assets and De-
 ferred Debits.............     1,439    1,663      1,533      1,856      2,160
Total Assets...............    44,435   29,556     33,409     26,806     24,029

--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of December 31, 1997.

                                Financial Ratios
                                  (unaudited)

                         Six Months Ended
                             June 30,             Year Ended December 31,
                         ------------------  ---------------------------------
                           2000      1999    1999 1998 1997(1) 1996(1) 1995(1)
                         --------  --------  ---- ---- ------- ------- -------
Ratio of Earnings to
 Fixed Charges..........    3.5       4.3    2.9  4.7    4.1     4.3     4.0

For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions and the interest component of rentals.
--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1995.

                                 CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis at June 30, 2000 and as adjusted to give effect to the issuance of the ROARS. No other change in our consolidated capitalization since June 30, 2000 is reflected therein. You should refer to our consolidated financial statements, including the notes to such financial statements, included in the documents incorporated by reference herein for additional information. See "Where You Can Find More Information" in the accompanying Prospectus.

                                                     June 30,   June 30, 2000
                                                      2000      (as adjusted)
                                                     --------  ---------------
                                                        (millions)
Short-term Debt, including commercial paper......... $ 3,574   $  3,574    14%
                                                     -------   --------
Long-term Debt, including current maturities:
  First and Refunding Mortgage Bonds................   1,668      1,668
  Other Long-term Debt..............................   2,093      2,093
  Long-term Debt of subsidiaries....................   5,707      5,707
  ROARS offered hereby..............................     --         250
                                                     -------   --------
    Total Long-term Debt............................   9,468      9,718    38
                                                     -------   --------
Minority Interests..................................   1,116      1,116     4
                                                     -------   --------
Guaranteed Preferred Beneficial Interests in
 Subordinated Notes of
 Duke Energy or Subsidiaries........................   1,405      1,405     6
                                                     -------   --------
Preferred and Preference Stock, including current
 sinking fund obligations:
  With sinking fund requirements....................     104        104
  Without sinking fund requirements.................     209        209
                                                     -------   --------
                                                         313        313     1
                                                     -------   --------
Common Stockholders' Equity:
  Common Stock......................................   4,681      4,681
  Retained Earnings.................................   4,714      4,714
  Accumulated other comprehensive income............     (50)       (50)
                                                     -------   --------
    Total Common Stockholders' Equity...............   9,345      9,345    37
                                                     -------   --------  ----
      Total Capitalization.......................... $25,221    $25,471   100%
                                                     =======   ========

                            DESCRIPTION OF THE ROARS

The following description of the particular terms of the ROARS, which are referred to in the accompanying Prospectus as "Senior Notes," supplements and, to the extent it is inconsistent with the description in the accompanying Prospectus, replaces the description of the general terms and provisions of the Senior Notes in the Prospectus. We will issue the ROARS under our Senior Indenture dated as of September 1, 1998 as supplemented by the Fifth Supplemental Indenture (the Supplemental Indenture) to be dated as of September 12, 2000 between us and The Chase Manhattan Bank, as Trustee. We have summarized select portions of our Senior Indenture below. The summary is not complete and is qualified in its entirety by reference to our Senior Indenture.

General

The ROARS will initially be limited to $250,000,000 aggregate principal amount and will mature on September 3, 2012 unless extended to the tenth anniversary of the Fixed Rate Remarketing Date (as defined below). We may redeem, or be required to redeem, the ROARS before that maturity date as described in "Mandatory Redemption" below. We may also redeem all of the ROARS on any Remarketing Date, as described in "Optional Redemption" and after the Fixed Rate Remarketing Date as described in "Post-Remarketing Optional Redemption" below. The ROARS may also be purchased by the Remarketing Dealer as described in "Mandatory Tender" below.

The ROARS will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness. The ROARS will rank senior in right of payment to all of our existing and future subordinated debt.

The ROARS are unsecured and are not entitled to any sinking fund.

The ROARS will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple of $1,000 as described under "Book-Entry Only Issuance--DTC." We will issue global securities in denominations that together equal the total principal amount of the outstanding ROARS.

If any interest, principal or other payment date of the ROARS (including any payment date in connection with the mandatory tender or any mandatory redemption as described below) does not fall on a Business Day, a payment otherwise payable on that day will be made on the next succeeding Business Day. It will have the same effect as if made on the actual payment date, and no interest will accrue for the period from and after such Interest Payment Date, maturity date or other payment date, except in the case of an Interest Payment Date or other payment date occurring during the Floating Rate Period.

"Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

"London Business Day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

We have agreed with the Remarketing Dealer that we will not cause or permit the terms or provisions of the ROARS (or the Supplemental Indenture) to be modified in any way, and may not make open market or other purchases of the ROARS prior to the first Remarketing Date, without the prior written consent of the Remarketing Dealer.

Interest and Interest Payment Dates

The ROARS will bear interest at 7 1/8% per year, from the date of issuance to, but excluding, September 3, 2002. We will pay interest semiannually on March 3 and September 3, beginning on March 3, 2001.

"Remarketing Date(s)" means September 3, 2002, assuming the Remarketing Dealer has elected to purchase the ROARS and we have not elected to exercise our Floating Period Option (as defined under "Floating Rate Period" below) or September 3, 2002 and the third day of any month thereafter until September 3, 2003 on which the Floating Rate Termination Date occurs, if we have elected to exercise our Floating Period Option.

We will pay interest on the ROARS, accruing from the Fixed Rate Remarketing Date (as defined below), semiannually on each day that is a six-month anniversary of such date. Interest on the ROARS from the Fixed Rate Remarketing Date will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Interest on the ROARS accruing during any Floating Rate Reset Period (as defined under "Floating Rate Period" below) will be payable on the next following Reference Rate Reset Date if such date is a Business Day or on the next following Business Day. Interest on the ROARS during the Floating Rate Period (as defined below) will be computed on the basis of the actual number of days in such Floating Rate Reset Period over a 360-day year.

Interest payable on any Interest Payment Date will be payable to the persons in whose names the ROARS are registered at the close of business on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date.

"Fixed Rate Remarketing Date" means September 3, 2002, assuming the Remarketing Dealer has elected to purchase the ROARS and we have not elected to exercise our Floating Period Option, or the subsequent Remarketing Date on which the Floating Rate Termination Date occurs in the event that we have elected to exercise our Floating Period Option.

Interest payments will be in the amount of interest accrued from and including the next preceding Interest Payment Date (or from and including the date of issuance if no interest has been paid or duly provided with respect to the ROARS) to but excluding the relevant Interest Payment Date, Remarketing Date or the maturity date, as the case may be.

Interest Rate to Maturity

If the Remarketing Dealer elects to purchase the ROARS, then by 3:30 p.m., New York City time, on the third Business Day immediately preceding any Remarketing Date (a "Floating Rate Spread Determination Date" or the "Fixed Rate Determination Date," depending on the following election, and each, a "Determination Date"), the Remarketing Dealer will determine either (a) the Floating Rate Spread (as defined below) in the case where we have elected to exercise our Floating Period Option or (b) the Interest Rate to Maturity (as defined below) to the nearest one hundredth of one percent per annum, unless we have chosen to redeem, or are required to redeem, the ROARS. Each Floating Period Interest Rate (as defined below) will equal the sum of a Reference Rate and a Floating Rate Spread. The Interest Rate to Maturity will be equal to the sum of 5.70% (the "Base Rate") and the Applicable Spread (as defined below), which will be based on the Dollar Price (as defined below) of the ROARS. The Floating Period Interest Rate, the Interest Rate to Maturity and the Dollar Price for the ROARS as announced by the Remarketing Dealer, absent manifest error, will be binding and conclusive upon the beneficial owners, us and the Trustee.

For this purpose, the following terms have the following meanings:

"Applicable Spread" means the lowest Fixed Rate Bid, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate for the ROARS, obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Fixed Rate Determination Date, from the Fixed Rate Bids quoted to the Remarketing Dealer by up to five Reference Corporate Dealers.

A "Fixed Rate Bid" means an irrevocable offer to purchase the aggregate outstanding principal amount of the ROARS at the Dollar Price, but assuming:

    (1) a settlement date that is the Fixed Rate Remarketing Date applicable to such ROARS;

    (2) a maturity date that is the tenth anniversary of the Fixed Rate Remarketing Date; and

    (3) a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer.

"Comparable Treasury Issues" for the ROARS means the U.S. Treasury security or securities selected by the Remarketing Dealer, as of the first Determination Date, as having an actual or interpolated maturity or maturities comparable to the remaining term of the ROARS being purchased by the Remarketing Dealer.

"Comparable Treasury Price" means, with respect to the first Remarketing Date:

    (1) the offer prices for the Comparable Treasury Issues (expressed, in each case, as a percentage of its principal amount) at 12:00 noon, New York City time, on the first Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace "Telerate Page 500") or

    (2) if such page (or any successor page) is not displayed or does not contain such offer prices on such Determination Date, the average of the Reference Treasury Dealer Quotations for such Determination Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets (or such other page as may replace "Telerate Page 500" on such service) or such other service displaying the offer prices for the Comparable Treasury Issues, as may replace Dow Jones Markets.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer, by 3:30 p.m., New York City time, on the first Determination Date.

"Dollar Price" means, with respect to the ROARS, (1) the principal amount of the ROARS, plus (2) the premium equal to the excess, if any, of (A) the present value, as of the first Remarketing Date, of the Remaining Scheduled Payments for such ROARS, discounted to the first Remarketing Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, over (B) the principal amount of the ROARS.

"Fixed Rate Determination Date" means the third Business Day prior to the Fixed Rate Remarketing Date.

"Reference Corporate Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which shall be selected by us. We will advise the Remarketing Dealer of our selection of Reference Corporate Dealers no later than five Business Days prior to the Fixed Rate Remarketing Date. One of the Reference Corporate Dealers we select will be UBS Warburg LLC, if UBS AG, London Branch, is then the Remarketing Dealer.

"Reference Treasury Dealer" means each of up to five dealers to be selected by us, and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is, a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we will substitute for it another Primary Treasury Dealer. One of the Reference Treasury Dealers we select will be UBS Warburg LLC, if UBS AG, London Branch, is then the Remarketing Dealer.

"Remaining Scheduled Payments" means, with respect to the ROARS, the remaining scheduled payments of the principal and interest thereon, calculated at the Base Rate applicable to such ROARS, that would be due from but excluding the first Remarketing Date to and including the maturity date; provided that if such Remarketing Date is not an Interest Payment Date, the amount of the next succeeding scheduled interest payment, calculated at the Base Rate, will be reduced by the amount of interest accrued, calculated at the Base Rate only, to the first Remarketing Date.

"Treasury Rate" for the ROARS means, with respect to the first Remarketing Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues, assuming a price for the Comparable Treasury Issues (expressed as a percentage of their principal amounts) equal to the Comparable Treasury Price for such Remarketing Date.

Floating Rate Period

Following the Remarketing Dealer's election to purchase the ROARS in connection with the first Remarketing Date, but prior to the fourth Business Day prior to the first Remarketing Date (the "Floating Period Notification Date"), we may elect to exercise our Floating Period Option. If we do, the ROARS will bear interest at the Floating Period Interest Rate until the earlier of September 3, 2003, or such date which otherwise would be the Reference Rate Reset Date following the date on which we elect to terminate such Floating Rate Period (the "Floating Rate Period Termination Notification Date," such Floating Rate Period Termination Notification Date to be at least four Business Days prior to such Reference Rate Reset Date) (September 3, 2003 or such other Reference Rate Reset Date herein called the "Floating Period Termination Date"). In the event that we exercise our Floating Period Option, the maturity date of the ROARS will be extended to the tenth anniversary of the subsequent Remarketing Date, not to exceed September 3, 2013.

The amount of interest payable for each day that the ROARS are outstanding during the Floating Rate Period will be calculated by dividing the Floating Period Interest Rate in effect for such day by 360 and multiplying the result by the Dollar Price. The amount of interest payable for any Floating Rate Reset Period (as defined below) will be calculated by adding the interest payable for each day in the Floating Rate Reset Period.

For this purpose, the following terms have the following meanings:

"Floating Period Interest Rate" means the sum of the Reference Rate and the Floating Rate Spread.

"Floating Period Option" means our right, on any date subsequent to the Remarketing Dealer's election to purchase the ROARS in connection with the first Remarketing Date but prior to the fourth Business Day prior to the first Remarketing Date, to require the Remarketing Dealer to remarket the ROARS at the Floating Period Interest Rate.

"Floating Rate Period" means the period from and including the Floating Rate Remarketing Date to but excluding the Floating Period Termination Date.

"Floating Rate Remarketing Date" means September 3, 2002 in the event we have elected to exercise our Floating Period Option.

"Floating Rate Reset Period" means the period from and including the first Reference Rate Reset Date, to but excluding the next following Reference Rate Reset Date, and thereafter the period from and including a Reference Rate Reset Date to but excluding the next following Reference Rate Reset Date; provided that the final Floating Rate Reset Period will run to but exclude the Floating Period Termination Date.

"Floating Rate Spread" means the lowest Floating Rate Bid expressed as a spread (in the form of a percentage or in basis points) above the Reference Rate for the ROARS obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Floating Rate Spread Determination Date, from the Floating Rate Bids quoted to the Remarketing Dealer by up to five Reference Money Market Dealers.

A "Floating Rate Bid" means an irrevocable offer to purchase the aggregate outstanding principal amount of the ROARS at the Dollar Price, but assuming:

    (1)  a settlement date that is the Floating Rate Remarketing Date;

    (2)  a maturity date equal to the Floating Period Termination Date;

    (3) a stated annual interest rate equal to the Reference Rate plus the Floating Rate Spread;

    (4) that the ROARS are callable by the Remarketing Dealer at the Dollar Price on the Floating Period Termination Date; and

    (5) that we will redeem the ROARS at the Dollar Price on the Floating Period Termination Date, if not previously called by the Remarketing Dealer.

"Floating Rate Spread Determination Date" means the third Business Day prior to the Floating Rate Remarketing Date.

"Reference Money Market Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which we shall select, who are also leading dealers in money market instruments. We will advise the Remarketing Dealer of our selection of Reference Money Market Dealers no later than five Business Days prior to the Floating Rate Remarketing Date. One of the Reference Money Market Dealers we select will be UBS Warburg LLC, if UBS AG, London Branch, is then the Remarketing Dealer.

"Reference Rate" means:

    (1) The rate for each Floating Rate Reset Period which will be the rate for deposits in U.S. dollars for a period of one month which appears on the Telerate Page 3750 (or any successor page) as of 11:00 a.m., London time, on the applicable Reference Rate Determination Date.

    (2) If no rate appears on Telerate Page 3750 on the Reference Rate Determination Date, the Remarketing Dealer will request the principal London offices of four major reference banks in the London Inter-Bank Market, to provide the Remarketing Dealer, in the case of each such bank, with its offered quotation for deposits in U.S. dollars for the period of one month, commencing on the first day of the Floating Rate Reset Period, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that Reference Rate Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then the Reference Rate will be the average of those quotations. If fewer than two quotations are provided, then the Reference Rate will be the average (rounded, if necessary, to the nearest one hundredth of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the Reference Rate Determination Date by three major banks in New York City selected by the Remarketing Dealer for loans in U.S. dollars to leading European banks, having a one-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Remarketing Dealer are not providing quotations in the manner described in this paragraph, the rate for the Floating Rate Reset Period following the Reference Rate Determination Date will be the rate in effect on that Reference Rate Determination Date.

"Reference Rate Determination Date" will be the second London Business Day preceding each Reference Rate Reset Date.

"Reference Rate Reset Date" means September 3, 2002 and the third day of each month thereafter until, but excluding, the Floating Period Termination Date.

Mandatory Tender

On a Business Day not earlier than 20 Business Days prior to the first Remarketing Date, and not later than 4:00 p.m., New York City time, on the 15th Business Day prior to such Remarketing Date or not later than four Business Days prior to the occurrence of the subsequent Remarketing Date, the Remarketing Dealer will notify us and the Trustee as to whether it elects to purchase the ROARS for remarketing on such Remarketing Date (the "Notification Date").

If the Remarketing Dealer so elects, such ROARS will be subject to mandatory tender, and will be deemed tendered, to the Remarketing Dealer for purchase and remarketing on such Remarketing Date, in accordance with the terms and subject to the conditions described in this Prospectus Supplement.

The ROARS will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity, unless we have elected to exercise our Floating Period Option or redeem the ROARS on the applicable Remarketing Date. If we so elect, the ROARS will bear interest at the Floating Period Interest Rate until the Floating Period Termination Date, at which time the ROARS will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity unless we have chosen to redeem, or are required to redeem, the ROARS.

The purchase price of such tendered ROARS will be equal to 100% of the aggregate principal amount thereof on the first Remarketing Date, or the Dollar Price on the subsequent Remarketing Date.

Subject to the Remarketing Dealer's election to purchase the ROARS, then on the applicable Remarketing Date the Remarketing Dealer will sell the aggregate principal amount of the ROARS at the Dollar Price to the Reference Corporate Dealer or to the Reference Money Market Dealer, whichever is applicable, providing the lowest Fixed or Floating Rate Bid, in the case of the first Remarketing Date, or the lowest Fixed Rate Bid, in the case of the subsequent Remarketing Date. If the lowest applicable Bid is submitted by two or more of the applicable Reference Dealers, the Remarketing Dealer will sell such ROARS to one or more of such Reference Dealers, as it will determine in its sole discretion.

If the Remarketing Dealer elects to purchase the ROARS, the obligation of the Remarketing Dealer to purchase the ROARS on any Remarketing Date is subject to certain conditions set forth in the Remarketing Agreement.

If for any reason the Remarketing Dealer does not purchase the ROARS on any Remarketing Date, we will be required to redeem the ROARS at a price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest, if any, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price, plus accrued and unpaid interest, if any, on the subsequent Remarketing Date.

Notification of Interest Rate to Maturity

Subject to the Remarketing Dealer's election to purchase the ROARS, the Remarketing Dealer will notify us, the Trustee and The Depository Trust Company
(DTC) by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Fixed Rate Determination Date of the Interest Rate to Maturity effective from and including the Fixed Rate Remarketing Date.

Mandatory Redemption

We will be required to redeem the ROARS in whole on the applicable Remarketing Date at a price equal to 100% of the aggregate principal amount of the ROARS, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price on the subsequent Remarketing Date, plus accrued and unpaid interest, if any, to the applicable Remarketing Date, in the event that:

    (1) the Remarketing Dealer for any reason does not notify us of the Floating Period Interest Rate or of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the applicable Determination Date;

    (2) prior to any Remarketing Date, the Remarketing Dealer resigns and no successor has been appointed on or before the applicable Determination Date;

    (3) at any time after the Remarketing Dealer elects on the Notification Date to remarket the ROARS, the Remarketing Dealer elects to terminate the Remarketing Agreement in accordance with its terms;

    (4) the Remarketing Dealer for any reason does not elect, by notice to us and the Trustee not later than such Notification Date, to purchase the ROARS for remarketing on such Remarketing Date;

    (5) the Remarketing Dealer for any reason does not deliver the purchase price of the ROARS to the Trustee in same day funds not later than 12:00 noon, New York City time, on such Remarketing Date, or does not purchase all tendered ROARS on such Remarketing Date; or

    (6) we for any reason fail to redeem the ROARS from the Remarketing Dealer following our election to effect such optional redemption.

Optional Redemption

If the Remarketing Dealer elects to purchase the ROARS, we will notify the Remarketing Dealer and the Trustee, not later than 4:00 p.m., New York City time, on the Business Day immediately preceding any Determination Date, if we irrevocably elect to exercise our right to redeem the ROARS in whole on the first Remarketing Date or on the Floating Period Termination Date immediately following such Determination Date.

If we exercise our right to redeem the ROARS, we will redeem the ROARS in whole on the first Remarketing Date or the subsequent Remarketing Date at the Dollar Price, in each case, plus all accrued and unpaid interest, if any, to such Remarketing Date. No notice of such redemption will be provided to holders of the ROARS. In any case, we will make payment to each beneficial owner of the ROARS by book-entry through DTC. Other than as set forth above, we will have no option to redeem the ROARS prior to the Fixed Rate Remarketing Date.

Post-Remarketing Optional Redemption

After the Fixed Rate Remarketing Date, the ROARS are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

  . 100% of the principal amount of the ROARS then outstanding to be redeemed, or

  . the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the post-remarketing redemption date) discounted to such applicable redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points as calculated by an Independent Investment Banker, plus, in either case, accrued and unpaid interest thereon to the applicable post-remarketing redemption date.

"Adjusted Treasury Rate" means, with respect to any post-remarketing redemption date:

  . the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Post-Remarketing Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the ROARS, yields for the two published maturities most closely corresponding to the Post-Remarketing Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

  . if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Post-Remarketing Comparable Treasury Issue, calculated using a price for the Post-Remarketing Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Post-Remarketing Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate will be calculated on the third Business Day preceding the applicable post-remarketing redemption date.

"Post-Remarketing Comparable Treasury Issue" for the ROARS means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the ROARS to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such ROARS or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Post-Remarketing Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the ROARS.

"Post-Remarketing Comparable Treasury Price" means (1) the average of five Post-Remarketing Reference Treasury Dealer Quotations for the post-remarketing redemption date, after excluding the highest and lowest Post-Remarketing Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Post-Remarketing Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means Banc of America Securities LLC and any successor firm selected by us, or if such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

"Post-Remarketing Reference Treasury Dealer" means each of up to five dealers to be selected by us, and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is, a Primary Treasury Dealer, we will substitute for it another Primary Treasury Dealer.

"Post-Remarketing Reference Treasury Dealer Quotations" means, with respect to each Post-Remarketing Reference Treasury Dealer and any post-remarketing redemption date, the average, as determined by the Independent Investment Banker of the bid and asked prices for the Post-Remarketing Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

We will mail a notice of redemption at least 30 days but not more than 60 days before a post-remarketing redemption date to each holder of ROARS to be redeemed. If we elect to partially redeem the ROARS, the Trustee will select in a fair and appropriate manner the ROARS to be redeemed.

Unless we default in payment of the redemption price, interest will cease to accrue on or after the post-remarketing redemption date on the ROARS or portions thereof called for redemption.

Settlement

In the event that the ROARS are purchased by the Remarketing Dealer, the Remarketing Dealer will pay to the Trustee, in same day funds not later than 12:00 noon, New York City time, on the first Remarketing Date, an amount equal to 100% of the aggregate principal amount of the ROARS or on the subsequent Remarketing Date, an amount equal to the Dollar Price.

On any such Remarketing Date, the Remarketing Dealer will cause the Trustee to make payment of the purchase price for such tendered ROARS that have been purchased for remarketing by the Remarketing Dealer to DTC for payment to the DTC participant of each tendering beneficial owner of ROARS. This payment will be made against delivery through DTC of such beneficial owner's ROARS by book-entry through DTC by the close of business on such Remarketing Date.

The purchase price of such tendered ROARS will be equal to 100% of the aggregate principal amount thereof, on the first Remarketing Date and the Dollar Price, on the subsequent Remarketing Date. We will make, or cause the Trustee to make, payment of interest to DTC for payment to each beneficial owner of ROARS, due on a Remarketing Date by book-entry through DTC, by the close of business on such Remarketing Date.

The transactions described above will be executed on the applicable Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective Participants will be debited and credited, and the ROARS delivered by book-entry as necessary to effect the purchases and sales thereof.

Settlement for the ROARS will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the ROARS in book-entry form will be made in immediately available funds. The ROARS will trade in DTC's Same-Day Funds Settlement System until the maturity date, Remarketing Date or the post-remarketing redemption date, as the case may be, or until the ROARS are issued in definitive form. Secondary market trading activity in the ROARS will be required by DTC to settle in immediately available funds.

The tender and settlement procedures described above, including the provisions for payment to selling beneficial owners of tendered ROARS, or for payment by the purchasers of ROARS, in a remarketing, may be modified to the extent required by DTC or, if the book-entry system is no longer available for the ROARS at the time of a remarketing, to the extent required to facilitate the tendering and remarketing of ROARS in certificated form. In addition, the Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

As long as DTC or its nominee holds a certificate representing the ROARS in the book-entry system of DTC, no certificates for such ROARS will be delivered to any beneficial owner. In addition, under the terms of the ROARS and the Remarketing Agreement, we have agreed that (1) we will use our reasonable best efforts to maintain the ROARS in book-entry form with DTC or any successor thereto, and to appoint a successor depositary to the extent necessary to maintain the ROARS in book-entry form and (2) we will waive any discretionary right we otherwise have under our Senior Indenture to cause the ROARS to be issued in certificated form.

Remarketing Dealer

On or prior to the date of original issuance of the ROARS, we will enter into a Remarketing Agreement with the Remarketing Dealer. The Remarketing Dealer will not receive any fees or reimbursement of expenses from us in connection with the remarketing, except under certain circumstances. The aggregate amount paid to us for the purchase of the ROARS will include an amount paid by the Remarketing Dealer for its right to remarket the ROARS.

We will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act, arising out of or in connection with its duties under the Remarketing Agreement.

If the Remarketing Dealer elects to purchase the ROARS, the obligation of the Remarketing Dealer to purchase the ROARS will be subject to several conditions set forth in the Remarketing Agreement. In addition, upon the occurrence of certain events after the Remarketing Dealer elects to purchase the ROARS, the Remarketing Dealer will have the right to terminate the Remarketing Agreement or terminate its obligation to purchase the ROARS, or, until 2:00 p.m., New York City time, on the Business Day immediately preceding the applicable Remarketing Date, to redetermine the applicable interest rate.

No beneficial owner of the ROARS will have any rights or claims under the Remarketing Agreement or against us or the Remarketing Dealer, as a result of the Remarketing Dealer not purchasing the ROARS.

The Remarketing Agreement will provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to us and the Trustee of notice of such resignation. In such case, we have no obligation to appoint a successor Remarketing Dealer. After it purchases the ROARS, the Remarketing Dealer may exercise any vote or join in any action that any beneficial owner of ROARS may be entitled to exercise, or take, as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with us, as freely as if it did not act in any capacity under the Remarketing Agreement.

As long as the Remarketing Agreement is in effect, we will not acquire any of the ROARS prior to the first Remarketing Date, without the prior written consent of the Remarketing Dealer.

On or after the first Remarketing Date or termination of the Remarketing Agreement prior thereto, we may at any time purchase any ROARS at any price in the open market or otherwise. The ROARS so purchased by us may, at our discretion, be held, resold or surrendered to the Trustee for cancellation.

Recent Accounting Developments

For purposes of financial accounting and reporting for publicly held companies, the Securities and Exchange Commission may require prospective investors to separately account for the Remarketing Dealer's option to purchase and to remarket the ROARS on the first Remarketing Date. Persons considering investing in the ROARS, who are required to file financial reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, should consult their own accounting advisors concerning potential reporting requirements.

Ranking

The ROARS will be our direct, unsecured and unsubordinated obligations. The ROARS will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. At June 30, 2000, we had outstanding approximately $2,153,000,000 of unsecured and unsubordinated indebtedness and approximately $1,702,000,000 of secured indebtedness. Our Senior Indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

Denominations

The ROARS will be issuable in denominations of $1,000 and integral multiples of $1,000.

Defeasance and Covenant Defeasance

The ROARS will be subject to Defeasance and Covenant Defeasance as described in our Senior Indenture. See "Description of the New Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus.

Under current United States federal income tax law, a Defeasance would be treated as an exchange of the relevant ROARS in which holders of such ROARS might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from what would be includible absent that Defeasance. We urge investors to consult their own tax advisors as to the specific consequences of a Defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

Under current United States federal income tax law, unless accompanied by other changes in the terms of the ROARS, Covenant Defeasance should not be treated as a taxable exchange.

Book-Entry Only Issuance--DTC

DTC will act as the initial securities depositary for the ROARS. The ROARS will be initially issued as fully registered securities registered in the name of Cede & Co., DTC's nominee. Fully registered global certificates will be issued, representing the total principal amount of the ROARS, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("participants") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("direct participants"). DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Purchases of ROARS within the DTC system must be made by or through direct participants, which will receive a credit for the ROARS on DTC's records. The ownership interest of each actual purchaser of ROARS ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the ROARS are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in ROARS, except in the event that use of the book-entry system for the ROARS is discontinued.

To facilitate subsequent transfers, all ROARS deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of ROARS with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the ROARS. DTC's records reflect only the identity of the direct participants to whose accounts such ROARS are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to ROARS. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the ROARS are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the ROARS will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detailed information, on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not our responsibility or the responsibility of DTC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. is our responsibility or the responsibility of the paying agent, disbursement of such payments to direct participants is the responsibility of Cede & Co., and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

Except as provided herein, a beneficial owner of an interest in a global ROARS will not be entitled to receive physical delivery of ROARS. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the ROARS. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global ROARS.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for its accuracy. We have no responsibility for the performance by DTC or its participants of their respective obligations, including obligations that they have under the rules and procedures that govern their operations.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the ROARS is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This summary deals only with ROARS held as capital assets as defined in the Code and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding ROARS as a hedge against currency risk or as a position in a "straddle," or conversion transaction, or person whose functional currency is not the U.S. dollar.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF THE ROARS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ROARS ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

As used herein, the term "U.S. Holder" means a beneficial owner of ROARS that is for United States federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (3) an estate the income of which is subject to United States federal income tax regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "non-U.S. Holder" means a beneficial owner of a ROARS that is not a U.S. Holder.

The United States federal income tax treatment of debt obligations such as ROARS is not entirely certain. Because the ROARS are subject to mandatory tender on the Remarketing Date, we intend to treat the ROARS as maturing on the Remarketing Date for United States federal income tax purposes. Based on such treatment, interest on the ROARS should constitute "qualified stated interest" and generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received, in accordance with the U.S. Holder's regular method of tax accounting. Under the foregoing, if the ROARS are issued to the U.S. Holder at par value or the excess of par value over the issue price does not exceed a statutory de minimis amount (generally 1/4 of 1% of the ROARS' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from its issue date), the ROARS will not be treated as having original issue discount. If the ROARS are issued at a discount greater than the statutory de minimis amount, a Holder will include original issue discount in income as ordinary interest for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of tax accounting.

Under the foregoing treatment, upon the sale, exchange or retirement of a ROARS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the ROARS. A U.S. Holder's adjusted tax basis in a ROARS generally will equal such U.S. Holder's initial investment in the ROARS increased by any original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to the ROARS. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the ROARS are held by the U.S. Holder for more than one year on the date of disposition.

There can be no assurance that the IRS will agree with our treatment of the ROARS, and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the ROARS as maturing on their stated maturity date. In the event the ROARS were treated as maturing on their stated maturity date for United States federal income tax purposes, the ROARS would be treated as having contingent interest under the Code. In such event, under Treasury regulations governing debt instruments that provide for contingent payments, we would be required to construct a projected payment schedule for the ROARS, based upon our current borrowing costs for our comparable debt instruments, from which an estimated yield on the ROARS would be calculated. A U.S. Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the ROARS at the beginning of each interest accrual period and the estimated yield of the ROARS. In general, for these purposes, a ROARS' adjusted issue price would equal the ROARS' issue price increased by the interest previously accrued on the ROARS, and reduced by all payments made on the ROARS. As a result of such a calculation, a U.S. Holder might be required to include interest in income in excess of actual cash payments received for certain taxable years. Also, the character of any gain or loss, upon the sale or exchange of a ROARS (including a sale pursuant to the mandatory tender on the Remarketing Date) by a U.S. Holder, will likely differ if the ROARS were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a ROARS, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of Duke Energy, a controlled foreign corporation related to Duke Energy through stock ownership or a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business. To qualify for the exemption from taxation, a non-U.S. Holder must provide a statement signed by the beneficial owner of the ROARS under penalties of perjury that certifies that such owner is not a U.S. Holder and provides the name and address of the beneficial owner.

Any gain or income realized by non-U.S. Holders upon the sale, exchange, retirement or other disposition of ROARS generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with the conduct of a trade or business in the United States of the non-U.S. Holder or (ii) in the case of a non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

ROARS beneficially owned by an individual who at the time of death is not a United States citizen or resident will not be subject to the United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Duke Energy entitled to vote and provided that the interest payments with respect to such ROARS would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

Backup Withholding

Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the ROARS to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the ROARS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for non-U.S. Holders.

Upon the sale of ROARS to or through a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder and certain other conditions are met. Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status and certain other conditions are met. Certification of the registered owner's non-U.S. status would be made normally on an IRS form under penalties of perjury.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax, provided the required information is furnished to the IRS.

Final Withholding Regulations

The Treasury Department recently issued final Treasury regulations (the "Final Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The Final Regulations will generally be effective for payments made on or after January 1, 2001 subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the Final Regulations.

                                  UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated September 6, 2000 among us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters has severally agreed to purchase, the principal amount of ROARS set forth opposite the name of such underwriter:

                                                                Principal Amount
Underwriters                                                        of ROARS
------------                                                    ----------------
Banc of America Securities LLC................................    $187,500,000
Chase Securities Inc. ........................................      62,500,000
                                                                  ------------
    Total.....................................................    $250,000,000
                                                                  ============

The underwriting agreement provides that the obligations of the several underwriters to purchase the ROARS included in this offering are subject to approval of a number of legal matters by counsel and to some other conditions. The underwriters are obligated to purchase all of the ROARS if they purchase any of the ROARS.

The underwriters propose to offer the ROARS directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at the public offering price less a concession not in excess of 0.150% of the principal amount of the ROARS. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.100% of the principal amount of the ROARS on sales to certain other dealers. After the initial offering of the ROARS to the public, the public offering price and such concessions may be changed by the underwriters.

We have agreed that, without the prior written consent of Banc of America Securities LLC, we will not offer, sell or otherwise dispose of any debt securities in the United States issued or guaranteed by us (other than the ROARS), or publicly announce an intention to effect any such transaction, within 30 days after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The ROARS are a new issue of securities with no established trading market. We do not intend to apply for listing of the ROARS on any securities exchange or for quotation through any inter-dealer quotation system. We have been advised by the underwriters that they intend to make a market in the ROARS as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the ROARS, and any market making may be discontinued at any time without notice. No assurances can be given as to the liquidity of, or trading market for, the ROARS.

In connection with the offering, Banc of America Securities LLC, on behalf of the underwriters, may purchase and sell ROARS in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of ROARS in excess of the principal amount of the ROARS to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involves purchases of the ROARS in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of ROARS made for the purpose of preventing or retarding a decline in the market price of the ROARS while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC, in covering syndicate short positions or making stabilizing purchases, repurchases ROARS originally sold by that syndicate member.

Any of these activities may cause the price of the ROARS to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We estimate that our total expenses of this offering will be $250,000.

The Remarketing Dealer will pay to us 3.92% of the aggregate principal amount of the ROARS as consideration for the right to repurchase the ROARS at 100% of their aggregate principal amount on the first Remarketing Date.

If the Remarketing Dealer purchases the ROARS on the first Remarketing Date and subsequently offers the ROARS for resale, the resale of the ROARS may have to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. If the resale of the ROARS has to be registered, we have agreed to pay the expenses incident to such a registration.

The underwriters and their affiliates may have performed certain investment banking or commercial banking transactions on our behalf from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services on our behalf in the ordinary course of their business. Harold
S. Hook, one of our directors, is a director of The Chase Manhattan Corporation and The Chase Manhattan Bank, which are affiliates of Chase Securities Inc. The Chase Manhattan Bank is the Trustee under our Senior Indenture.

                                    EXPERTS

Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in our annual report on Form 10-K for the year ended December 31, 1999, which are incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

Ellen T. Ruff, Esq., who is our Vice President and General Counsel, Corporate and Electric Operations, and Dewey Ballantine LLP will issue opinions about the validity of the ROARS and certain related matters on our behalf. Brown & Wood llp will issue an opinion about the validity of the ROARS for the underwriters. In giving their respective opinions, Dewey Ballantine LLP and Brown & Wood llp may rely as to matters of North Carolina law upon the opinion of Ms. Ruff. As of July 31, 2000, Ms. Ruff owned 11,257 shares of our Common Stock and options to purchase 44,800 shares, 8,765 of which were exercisable.

P R O S P E C T U S


                                 $1,300,000,000

                            Duke Energy Corporation

                       First and Refunding Mortgage Bonds

                                Debt Securities

                               ----------------

This Prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this Prospectus. You should read this Prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this Prospectus is accompanied by a Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                 The date of this Prospectus is April 7, 1999.

You should rely only on the information provided or incorporated by reference in this Prospectus or any accompanying Prospectus Supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any accompanying Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus......................................................   3
Where You Can Find More Information........................................   3
Forward-Looking Statements.................................................   4
Duke Energy Corporation....................................................   5
Use of Proceeds............................................................   7
Description of the New Bonds...............................................   7
Description of the New Debt Securities.....................................  11
Plan of Distribution.......................................................  21
Experts....................................................................  22
Legal Matters..............................................................  22

                               ABOUT THIS PROSPECTUS

This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in this Prospectus in one or more offerings up to a total dollar amount of $1,300,000,000. The securities that we may offer are First and Refunding Mortgage Bonds, Senior Notes and Subordinated Notes.

This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. The Registration Statement we filed with the SEC includes exhibits that provide more details about the matters discussed in this Prospectus. You should read this Prospectus and the related exhibits filed with the SEC and any Prospectus Supplement together with the additional information described under the next caption, "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC's toll-free telephone number at 1-800-SEC-0330 for further information about the operation of the public reference rooms. In addition, you may inspect our reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where certain of our securities are listed. Our SEC filings are available on the SEC's Web site at http://www.sec.gov. Information about us is also available on our Web site at http://www.duke-energy.com.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus and should be read with the same care. Information that we file later with the SEC will automatically update and supersede this information.

The following documents are incorporated in and made a part of this Prospectus by reference:

  .  our annual report on Form 10-K for the year ended December 31, 1998;

  . our current reports on Form 8-K dated January 25, 1999, February 11, 1999, March 8, 1999 and March 10, 1999;

  . the definitive joint proxy statement-prospectus that we and PanEnergy Corp filed dated March 13, 1997;

  . the annual report on Form 10-K of PanEnergy Corp for the year ended December 31, 1996; and

  . the quarterly reports on Form 10-Q of PanEnergy Corp for the quarters ended March 31, 1997 and June 30, 1997.

Any documents that we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will also be incorporated by reference into this Prospectus until we sell all of the securities being registered.

   You may request a copy of these filings at no cost by writing or calling us at the following address or one of the following telephone numbers:

    Investor Relations Department
    Duke Energy Corporation
    P.O. Box 1005
    Charlotte, North Carolina 28201
    (704) 382-3853 or (800) 488-3853 (toll-free)

                           FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts" and the like. These statements represent our intentions, plans, expectations and beliefs about future events and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. These factors include:

  . state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed and degree to which competition enters the electric and natural gas industries;

  . industrial, commercial and residential growth in our service territories or the service territories of our subsidiaries;

  .  the weather and other natural phenomena;

  .  the timing and extent of changes in commodity prices and interest rates;

  . changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control;

  .  the results of financing efforts;

  .  growth in opportunities for our business units;

  .  achievement of Year 2000 readiness; and

  . the effect of accounting policies issued periodically by accounting standard-setting bodies.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events referred to in this Prospectus and any accompanying Prospectus Supplement might not occur.

                            DUKE ENERGY CORPORATION

We, together with our subsidiaries, are an integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the United States and abroad. We, directly or through our subsidiaries, provide these and other services through seven business segments:

  .  Electric Operations

  .  Natural Gas Transmission

  .  Field Services

  .  Trading and Marketing

  .  Global Asset Development

  .  Other Energy Services

  .  Real Estate Operations

  Electric Operations generates, transmits, distributes and sells electric energy in central and western North Carolina and the western portion of South Carolina (doing business as Duke Power or Nantahala Power and Light).

  Natural Gas Transmission, through its northeast pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. Until the sale of the midwest pipelines to a subsidiary of CMS Energy Corporation, which was consummated on March 29, 1999, Natural Gas Transmission provided interstate transportation and storage services in the midwest states.

  Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids. Field Services operates gathering systems in ten states that serve major gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent and Gulf Coast areas. Field Services significantly expanded its operations by the acquisition on March 31, 1999 of the natural gas gathering, processing, fractionation and natural gas liquids pipeline business of a unit of Union Pacific Resources.

  Trading and Marketing markets natural gas, electricity and other energy-related products across North America. We own a 60% interest in Trading and Marketing, with Mobil Corporation owning a 40% minority interest.

  Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy Power Services, LLC and Duke Energy International, LLC.

  Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc., Duke/Fluor Daniel and DukeSolutions, Inc.

  Real Estate Operations develops high-quality commercial and residential real estate projects and manages forest holdings in the southeastern United States. Real Estate Operations conducts its business through Crescent Resources, Inc.

We completed a merger with PanEnergy Corp on June 18, 1997 which was accounted for as a pooling of interests. PanEnergy Corp was involved in the gathering, processing, transportation and storage of natural gas, the production of natural gas liquids and the marketing of natural gas, electricity and other energy-related products.

The foregoing information about us and our subsidiaries is only a general summary and is not intended to be comprehensive. For additional information about us and our subsidiaries you should refer to the information described under the caption "Where You Can Find More Information."

Our principal executive offices are located at 526 South Church Street, Charlotte, North Carolina 28202, telephone (704) 594-6200.

                             Recent Financial Data

The following shows only selected consolidated financial information. You should refer to the financial statements included in the documents incorporated by reference in this Prospectus for additional information. See "Where You Can Find More Information."

                                                       Year Ended December 31,
                                                       -----------------------
                                                        1998   1997(1) 1996(1)
                                                       ------- ------- -------
                                                        (Millions, except per
                                                             share data)
Operating Revenues.................................... $17,610 $16,309 $12,302
Net Income............................................   1,252     974   1,074
Earnings Available for Common Stock...................   1,231     902   1,030
Earnings per share of Common Stock (before
 extraordinary item)
  Basic...............................................   $3.43   $2.51   $2.90
  Dilutive............................................    3.42    2.50    2.88
Earnings per share of Common Stock
  Basic...............................................    3.41    2.51    2.85
  Dilutive............................................    3.40    2.50    2.83

--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1996.

                                                            Capitalization as of
                                                             December 31, 1998
                                                            --------------------
                                                                 (Millions)
Common Stock Equity........................................ $     8,150      49%
Preferred Stocks...........................................         333        2
Trust Preferred Securities.................................         919        6
Debt (including short-term debt)...........................       7,168       43
                                                            ----------- --------
  Total.................................................... $    16,570     100%
                                                            =========== ========

                       Ratio of Earnings to Fixed Charges

                                                 Year Ended December 31,
                                           ------------------------------------
                                           1998 1997(1) 1996(1) 1995(1) 1994(1)
                                           ---- ------- ------  ------- -------
Ratio of Earnings to Fixed Charges........ 4.7    4.1    4.3      4.0     3.6

For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions and the interest component of rentals.

--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1994.

                                USE OF PROCEEDS

Unless we state otherwise in any Prospectus Supplement, we will use the net proceeds from the sale of the First and Refunding Mortgage Bonds, Senior Notes and Subordinated Notes being offered:

  . to redeem or purchase from time to time presently outstanding securities when we anticipate those transactions will result in an overall cost savings;

  .  to repay maturing securities;

  .  to finance our ongoing construction program; or

  .  for general corporate purposes.

If we do not use the net proceeds immediately, we may temporarily invest them in short-term interest-bearing obligations or deposit them with banks.

                          DESCRIPTION OF THE NEW BONDS

We will issue the First and Refunding Mortgage Bonds as one or more series under our First and Refunding Mortgage, dated as of December 1, 1927, to The Chase Manhattan Bank, as Trustee, as supplemented and amended. In the following discussion, we will refer to the First and Refunding Mortgage as the "Mortgage." We will refer to all of our First and Refunding Mortgage Bonds as "Bonds" and the Bonds to be issued under this shelf registration as the "New Bonds." We will refer to the Trustee under the Mortgage as the "Bond Trustee." The Mortgage and the form of supplemental indenture to the Mortgage relating to the New Bonds are exhibits to the Registration Statement.

The following description of the New Bonds is only a summary and is not intended to be comprehensive. For additional information you should refer to the Mortgage.

General

The amount of Bonds which we may issue under the Mortgage is unlimited. Our Board of Directors will determine the terms of each series of the New Bonds, including denominations, maturity, interest rate and payment terms and whether the series will have redemption or sinking fund provisions.

Unless we state otherwise in the applicable Prospectus Supplement, we will issue the New Bonds only in fully registered form, without coupons. There will be no service charge for any transfers and exchanges of the New Bonds. We may, however, require payment to cover any stamp tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the New Bonds may be made at The Chase Manhattan Bank, 55 Water Street, New York, New York 10041.

The New Bonds will be issuable in denominations of $1,000 and multiples of $1,000, unless we state otherwise in the applicable Prospectus Supplement. New Bonds will be exchangeable for an equivalent principal amount of New Bonds of other authorized denominations of the same series.

The applicable Prospectus Supplement will describe the maturity, interest rate and payment terms of the New Bonds and any relevant redemption or sinking fund provisions.

Security

The Mortgage creates a continuing lien to secure the payment of principal and interest on the Bonds. All the Bonds are equally and ratably secured without preference, priority or distinction. The lien of the Mortgage covers substantially all of our properties, real, personal and mixed, and our franchises, including properties acquired after the date of the Mortgage, with certain exceptions. Those exceptions include cash, accounts receivable, inventories of materials and supplies, merchandise held for sale, securities that we hold, certain after-acquired property not useful in our electric business, certain after-acquired franchises and certain after-acquired non-electric properties.

The lien of the Mortgage is subject to certain permitted liens and to liens that exist upon properties that we acquired after we entered into the Mortgage to the extent of the amounts of prior lien bonds secured by those properties (not, however, exceeding 75% of the cost or value of those properties) and additions to those properties. "Prior lien bonds" are bonds or other indebtedness that are secured at the time of acquisition by a lien upon property that we acquire after the date of the Mortgage that becomes subject to the lien of the Mortgage.

Issuance of Additional Bonds

If we satisfy the conditions in the Mortgage, the Bond Trustee may authenticate and deliver additional Bonds in an aggregate principal amount not exceeding:

  . the amount of cash that we have deposited with the Bond Trustee for that purpose;

  . the amount of previously authenticated and delivered Bonds or refundable prior lien bonds that have been or are to be retired which, with certain exceptions, we have deposited with the Bond Trustee for that purpose; or

  . 66 2/3% of the aggregate of the net amounts of additional property (electric) certified to the Bond Trustee after February 18, 1949.

The Bond Trustee may not authenticate and deliver any additional Bonds under the Mortgage, other than certain types of refunding Bonds, unless our available net earnings for twelve consecutive calendar months within the immediately preceding fifteen calendar months have been at least twice the amount of the annual interest charges on all Bonds outstanding under the Mortgage, including the Bonds proposed to be issued, and on all outstanding prior lien bonds that the Bond Trustee does not hold under the Mortgage.

We may not apply to the Bond Trustee to authenticate and deliver any Bonds (1) in an aggregate principal amount exceeding $26,000,000 on the basis of additional property (electric) that we acquired or constructed prior to January 1, 1949 or (2) on the basis of Bonds or prior lien bonds paid, purchased or redeemed prior to February 1, 1949. We may not certify any additional property (electric) which is subject to the lien of any prior lien bonds for the purpose of establishing those prior lien bonds as refundable if the aggregate principal amount of those prior lien bonds exceeds 66 2/3% of the net amount of the additional property that is subject to the lien of such prior lien bonds.

Release Provisions

The Mortgage permits us to dispose of certain property and to take other actions without the Bond Trustee releasing that property. The Mortgage also permits the release of mortgaged property if we deposit cash or other consideration equal to the value of the mortgaged property to be released. In certain events and within certain limitations, the Bond Trustee is required to pay out cash that the Bond Trustee receives--other than for the Replacement Fund or as the basis for issuing Bonds--upon our application.

We may withdraw cash that we deposited with the Bond Trustee as the basis for issuing Bonds in an amount equal to the principal amount of any Bonds that we are entitled to have authenticated and delivered on the basis of additional property (electric), on the basis of Bonds previously authenticated and delivered or on the basis of refundable prior lien bonds.

Replacement Fund

The Mortgage requires us to deposit with the Bond Trustee annually, for the Replacement Fund established under the Mortgage, the sum of the "replacement requirements" for all years beginning with 1949 and ending with the last calendar year preceding the deposit date, less certain deductions. Those deductions are (1) the aggregate original cost of all fixed property (electric) retired during that time period, not exceeding the aggregate of the gross amounts of additional property (electric) that we acquired or constructed during the same period, and (2) the aggregate amount of cash that we deposited with the Bond Trustee up to that time, or that we would have been required to deposit except for permitted reductions, under the Replacement Fund.

The "replacement requirement" for any year is 2 1/2% of the average "amount of depreciable fixed property" (electric) owned by us at the beginning and end of that year, not exceeding, however, the amount we are permitted to charge as an operating expense for depreciation or retirement by any governmental authority, or the amount deductible as depreciation or similar expense for federal income tax purposes. The "amount of depreciable fixed property" (electric) is the amount by which the sum of $192,913,385 plus the aggregate gross amount of all depreciable additional property (electric) that we acquired or constructed from January 1, 1949 to the date as of which such amount is determined exceeds the original cost of all of our depreciable fixed property (electric) retired during that period or released from the lien of the Mortgage.

We may reduce the amount of cash at any time required to be deposited in the Replacement Fund and may withdraw any cash that we previously deposited that is held in the Replacement Fund:

  . in an amount equal to 150% of the principal amount of Bonds previously authenticated and delivered under the Mortgage, or refundable prior lien bonds, deposited with the Bond Trustee and on the basis of which we would otherwise have been entitled to have additional Bonds authenticated and delivered; and

  . in an amount equal to 150% of the principal amount of Bonds which we would otherwise be entitled to have authenticated and delivered on the basis of additional property (electric).

Upon our application, the Bond Trustee will apply cash that we deposited in the Replacement Fund and have not previously withdrawn to the payment, purchase or redemption of Bonds issued under the Mortgage or to the purchase of refundable prior lien bonds.

We have never deposited any cash with the Bond Trustee for the Replacement Fund. If we deposit any cash in the future, we have agreed not to apply that cash to the redemption of the New Bonds as long as any Bonds now outstanding remain outstanding.

Amendments of the Mortgage

We may amend the Mortgage with the consent of the holders of 66 2/3% of the Bonds, except that no such amendment may:

  . affect the terms of payment of principal at maturity or of interest or premium on any Bond;

  . affect the rights of Bondholders to sue to enforce any such payment at maturity; or

  .  reduce the percentage of Bonds required to consent to an amendment.

No amendment may affect the rights under the Mortgage of the holders of less than all of the series of Bonds outstanding unless the holders of 66 2/3% of the Bonds of each series affected consent to the amendment.

The covenants included in the supplemental indenture for any series of New Bonds will be solely for the benefit of the holders of those New Bonds. We may modify any such covenant only with the consent of the holders of 66 2/3% of those New Bonds outstanding, without the consent of Bondholders of any other series.


Events of Default

The Bond Trustee may, and at the written request of the holders of a majority of the outstanding Bonds will, declare the principal of all outstanding Bonds due when any event of default under the Mortgage occurs. The holders of a majority of the outstanding Bonds may, however, waive the default and rescind the declaration if we cure the default.

Events of default under the Mortgage include:

  .  default in the payment of principal;

  .  default for 60 days in the payment of interest;

  . default in the performance of any other covenant in the Mortgage continuing for 60 days after the Bond Trustee or the holders of not less than 10% in principal amount of the Bonds then outstanding give notice of the default; and

  .  certain bankruptcy or insolvency events with respect to the Corporation.

The Bond Trustee is under no obligation to exercise any of its powers at the request of any of the holders of the Bonds unless those Bondholders have offered to the Bond Trustee security or indemnity satisfactory to it against the cost, expenses and liabilities it might incur as a result. The holders of a majority of the Bonds outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Bond Trustee, or the exercise of any trust or power of the Bond Trustee. The Bond Trustee will not be liable for any action that it takes or omits to take in good faith in accordance with any such direction.

We provide an officers' certificate each year to the Bond Trustee stating whether we have complied with the covenants of the Mortgage.

Concerning the Bond Trustee

The Chase Manhattan Bank is the Bond Trustee. We and certain of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank.

                     DESCRIPTION OF THE NEW DEBT SECURITIES

The New Debt Securities will be either senior unsecured debt securities or subordinated unsecured debt securities. In the following discussion, we sometimes refer to the senior unsecured debt securities as "Senior Notes" and to the subordinated unsecured debt securities as "Subordinated Notes."

We will issue New Debt Securities that are Senior Notes in one or more series under our Senior Indenture dated as of September 1, 1998 between us and The Chase Manhattan Bank, as Trustee, as supplemented and amended. We will issue New Debt Securities that are Subordinated Notes in one or more series under our Subordinated Indenture dated as of December 1, 1997 between us and The Chase Manhattan Bank, as Trustee, as supplemented and amended. Each of the Senior Indenture and the Subordinated Indenture is, as applicable, sometimes called the "Indenture." The Senior Indenture and the Subordinated Indenture, together, are sometimes called the "Indentures." Each of the Trustee under the Senior Indenture and the Trustee under the Subordinated Indenture is, as applicable, called the "Trustee." The Indentures and the forms of supplemental indenture to the Indentures are exhibits to the Registration Statement.

The Debt Securities are unsecured obligations. The Bonds are effectively senior to the Debt Securities to the extent of the value of the properties securing them. As of December 31, 1998, we had approximately $2,265,000,000 of Bonds outstanding.

We conduct our non-electric operations, and certain of our electric operations outside our service area in the Carolinas, through subsidiaries. Accordingly, our ability to meet our obligations under the Debt Securities is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. We anticipate that certain of our subsidiaries will incur substantial amounts of debt in the expansion of their businesses.

Neither Indenture protects the holders of Debt Securities if we engage in a highly leveraged transaction.

The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the applicable Indenture.

General

Neither Indenture limits the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under each Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

Provisions Applicable to Particular Series

The Prospectus Supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable:

  .  the title of the series;

  .  any limit on the principal amount of the Debt Securities of the series;

  . the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

  . the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

  .  any interest payment dates and the regular record date, if any;

  . whether we may extend the interest payment periods and, if so, the terms of the extension;

  . the place or places where payments will be made, if other than the principal corporate trust office of the Trustee;

  . any obligation that we have to redeem the Debt Securities through a sinking fund or purchase the Debt Securities through a purchase fund or at the option of the holder;

  . whether we have the option to redeem the Debt Securities and, if so, the terms of our redemption option;

  . whether the provisions described under the caption "Defeasance and Covenant Defeasance" will not apply to the Debt Securities;

  . the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

  . if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

  . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

  . whether the Debt Securities will be issuable as global securities and, if so, the depositary;

  . any changes in the events of default or covenants with respect to the Debt Securities;

  . any index or formula used for determining principal, premium or interest;

  . if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount (or the manner of determining it);

  . the subordination of the Debt Securities to any other of our indebtedness, including other series of Subordinated Notes (for series of Subordinated Notes only); and

  .  any other terms.

Unless we state otherwise in the applicable Prospectus Supplement, we will issue the New Debt Securities only in fully registered form, without coupons. There will be no service charge for any registration of transfer or exchange of the Debt Securities. We may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the Debt Securities may be made at The Chase Manhattan Bank, 55 Water Street, New York, New York 10041.

The New Debt Securities will be issuable in denominations of $1,000 and any multiples of $1,000, unless we state otherwise in the applicable Prospectus Supplement.

We may offer and sell the New Debt Securities, including original issue discount Debt Securities, at a substantial discount below their principal amount. The applicable Prospectus Supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable Prospectus Supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any New Debt Securities which are denominated in a currency other than U.S. dollars.

Global Securities

We may issue some or all of the Debt Securities of any series as Global Securities. We will register each Global Security in the name of a depositary identified in the applicable Prospectus Supplement. The Global Securities will be deposited with the depositary or nominee or custodian for the depositary.

As long as the depositary or its nominee is the registered holder of a Global Security, that person will be considered the sole owner and holder of the Global Security and the Debt Securities it represents for all purposes. Except in limited circumstances, owners of a beneficial interest in a Global Security:

  . may not have the Global Security or any Debt Securities it represents registered in their names;

  . may not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for the Global Security; and

  . will not be considered the owners or holders of the Global Security or any Debt Securities it represents for any purposes under the Debt Securities or the applicable Indenture.

We will make all payments of principal and any premium and interest on a Global Security to the depositary or its nominee as the holder of the Global Security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions having accounts with the depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a Global Security is issued, the depositary will credit on its book entry, registration and transfer system the principal amounts of Debt Securities the Global Security represents to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

  .  the depositary, with respect to participants' interests; and

  . any participant, with respect to interests the participant holds on behalf of other persons.

Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security. None of the following will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to beneficial interests in a Global Security, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

  .  the Corporation;

  .  the Trustee under the Senior Indenture;

  .  the Trustee under the Subordinated Indenture; or

  .  an agent of any of the above.

Redemption

Any provisions relating to the redemption of Debt Securities will be set forth in the applicable Prospectus Supplement. Unless we state otherwise in the applicable Prospectus Supplement, we may redeem Debt Securities only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless we state otherwise in the applicable Prospectus Supplement, that notice may state that the redemption will be conditional upon the Trustee, or the applicable Paying Agent, receiving sufficient funds to pay the principal, premium and interest on those Debt Securities on the date fixed for redemption and that if the Trustee or the applicable Paying Agent does not receive those funds, the redemption notice will not apply, and we will not be required to redeem those Debt Securities.

We will not be required to:

  . issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

  . register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

Each Indenture provides that we may consolidate or merge with or into, or convey or transfer all or substantially all of our properties and assets to, another corporation or other entity. Any successor must, however, assume our obligations under that Indenture and the Debt Securities issued under it, and we must deliver an officers' certificate and an opinion of counsel to the Trustee that affirm compliance with all conditions in the Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for us under the Indenture, and we will be relieved of our obligations under that Indenture and the Debt Securities issued under it.

Modification; Waiver

We may amend or modify either Indenture with the consent of the holders of a majority of the outstanding Debt Securities of all series of Debt Securities issued under the Indenture that are affected by the amendment or modification, voting as one class. The consent of the holder of each outstanding Debt Security affected is, however, required to:

  . change the maturity date of the principal, or any installment of principal or interest on that Debt Security;

  . reduce the principal amount, the interest rate or any premium payable upon redemption on that Debt Security;

  . reduce the amount of principal due and payable upon acceleration of maturity;

  . change the currency of payment of principal, premium or interest on that Debt Security;

  . impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

  . reduce the percentage in principal amount of Debt Securities of any series required to amend or modify the applicable Indenture, to waive compliance with certain restrictive provisions of the applicable Indenture or to waive certain defaults; or

  . with certain exceptions, modify the provisions of the applicable Indenture governing amendments of the Indenture or governing waiver of covenants or past defaults.

In addition, we may supplement either Indenture to create new series of Debt Securities and for other purposes, without the consent of any holders of Debt Securities issued under that Indenture.

The holders of a majority of the outstanding Debt Securities of any series may waive, for that series, our compliance with certain restrictive provisions of the Indenture under which those Debt Securities were issued. The holders of a majority of the outstanding Debt Securities of all series under an Indenture with respect to which a default has occurred and is continuing, all holders of those series voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Debt Security or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected.

We may not amend the Subordinated Indenture to change the subordination of any outstanding Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

If certain payments on a series of Debt Securities are insured by a financial guaranty insurance policy or other policy, terms other than those that are described in the preceding two paragraphs may apply to that series.

Events of Default

The following are Events of Default under each Indenture with respect to any series, unless we state otherwise in the applicable Prospectus Supplement:

  . failure to pay principal of or any premium on any Debt Security of that series when due;

  . failure to pay any interest on any Debt Security of that series, when due, that continues for 60 days; for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Debt Securities that permit such deferrals;

  . failure to make any sinking fund payment when required for any Debt Security of that series that continues for 60 days;

  . failure to perform any covenant in the applicable Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities of that series give us written notice of the default; and

  . certain bankruptcy, insolvency or reorganization events with respect to the Corporation.

In the case of the fourth Event of Default listed above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

Additional Events of Default may be established for a particular series and, if established, will be described in the applicable Prospectus Supplement.

If an Event of Default with respect to Debt Securities of a series occurs and is continuing, then the Trustee or the holders of at least 33% of the outstanding Debt Securities of that series may declare the principal amount of all Debt Securities of that series to be immediately due and payable. However, that Event of Default will be deemed waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

  . we have paid or deposited with the Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Trustee under the applicable Indenture; and

  . all Events of Default with respect to that series, other than the nonpayment of the principal which became due solely by virtue of the declaration, have been cured or waived.

The Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Debt Securities unless those holders have offered the Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority of the outstanding Debt Securities of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or the exercise of any trust or power of the Trustee with respect to those Debt Securities. The Trustee may withhold notice of any default (except a default in the payment of principal or interest) from the holders of any series if the Trustee in good faith considers it in the interest of the holders to do so.

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments.

If certain payments on a series of Debt Securities are insured by a financial guaranty insurance policy or other policy, terms other than those that are described in the preceding three paragraphs may apply to that series.

We are required to furnish each year to the Trustee under each Indenture an officers' certificate to the effect that we are not in default under the applicable Indenture or, if there has been a default, specifying the default and its status.

Paying Agent

Unless we state otherwise in the applicable Prospectus Supplement, the Trustee will act as Paying Agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the Paying Agent acts. We may, however, change or add Paying Agents or approve a change in the office through which a Paying Agent acts.

Any money that we have paid to a Paying Agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to us, holders should look only to us for those payments.

Negative Pledge

While any of the Senior Notes remain outstanding, we will not create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any of our property, whether owned on or acquired after the date of the Senior Indenture, to secure any of our indebtedness for borrowed money, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

The foregoing restriction does not apply to, among other things:

  . purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that we acquired after the date of the Senior Indenture;

  . mortgages, liens, pledges, security interests or other encumbrances existing on any property at the time we acquired it, including those which exist on any property of an entity with which we are consolidated or merged or which transfers or leases all or substantially all of its properties to us;

  . mortgages, liens, pledges, security interests or other encumbrances upon any of our property that existed on the date of the initial issuance of the Senior Notes;

  . pledges or deposits to secure performance in connection with bids, tenders, contracts--other than contracts for the payment of money--or leases to which we are a party;

  . liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

  . liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

  . liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

  .  liens securing industrial revenue or pollution control bonds;

  . liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of any of our indebtedness;

  . liens created in connection with, and created to secure, a non-recourse obligation;

  . Bonds issued or to be issued from time to time under the Mortgage, and the "permitted liens" specified in the Mortgage;

  . indebtedness which we issue in connection with our consolidation or merger with any other entity, which may be our affiliate, in exchange or in substitution for secured indebtedness of that entity ("Third Party Debt") which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prevents that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prevents that entity from incurring secured indebtedness;

  . indebtedness of any entity which we are required to assume in connection with a consolidation or merger of that entity, with respect to which any of our property is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

  . mortgages, liens, pledges, security interests or other encumbrances upon any property that we acquired, constructed, developed or improved after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition--or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later--to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that we own other than real property that is unimproved up to that time; and

  . the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, we may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of our indebtedness for borrowed money that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of our common stockholders' equity as shown on our consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

Defeasance and Covenant Defeasance

Unless the particular series of Debt Securities provides otherwise, we may be:

  . discharged from our obligations (with certain exceptions) with respect to any series of Debt Securities, such a discharge being called a "Defeasance" in this Prospectus; and

  . released from our obligations under certain restrictive covenants especially established with respect to any series of Debt Securities, including the obligations described above under the caption "Negative Pledge" with respect to any series of Senior Notes, such a release being called a "Covenant Defeasance" in this Prospectus.

To effect a Defeasance or Covenant Defeasance, we must satisfy certain conditions. Those conditions include the irrevocable deposit with the Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on such Debt Securities on the maturity dates of such payments or upon redemption.

Following a Defeasance, payment of the Debt Securities defeased may not be accelerated because of an Event of Default. Following a Covenant Defeasance, the payment of Debt Securities may not be accelerated by reference to the covenants from which we have been released. A Defeasance may occur after a Covenant Defeasance.

Under current United States federal income tax law, a Defeasance would be treated as an exchange of the relevant Debt Securities in which holders of Debt Securities might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from what would be includible absent that Defeasance. We urge investors to consult their own tax advisors as to the specific consequences of a Defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

Under current United States federal income tax law, unless accompanied by other changes in the terms of the Debt Securities, Covenant Defeasance should not be treated as a taxable exchange.

Subordination

Each series of Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all "Senior Indebtedness" as defined below. If:

  . we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

  . a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

  . the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Subordinated Notes have the right to receive any payments of principal or interest on their Subordinated Notes.

"Senior Indebtedness" means, with respect to any series of Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

  . all of our indebtedness that is evidenced by notes, debentures, bonds or other securities we sell for money or other obligations for money borrowed;

  . all indebtedness of others of the kinds described in the preceding category which we have assumed or guaranteed or which we have in effect guaranteed through an agreement to purchase, contingent or otherwise; and

  . all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

Any such indebtedness, renewal, extension or refunding, however, will not be "Senior Indebtedness" if the instrument creating or evidencing it or the assumption or guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Subordinated Notes. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

Some future series of Subordinated Notes may rank senior to other series of Subordinated Notes and would constitute Senior Indebtedness with respect to those series.

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue. As of December 31, 1998, our Senior Indebtedness totaled approximately $4,044,000,000.

Concerning the Trustee

The Chase Manhattan Bank is the Bond Trustee under the Mortgage and the Trustee under each Indenture. We and some of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank.

                              PLAN OF DISTRIBUTION

We may sell the New Bonds and the New Debt Securities in any of three ways:

  .  through underwriters or dealers;

  . directly to a limited number of institutional purchasers or to a single purchaser; or

  .  through agents.

The applicable Prospectus Supplement will describe the terms under which the New Bonds and the New Debt Securities are offered, including:

  .  the names of any underwriters, dealers or agents;

  .  the purchase price and our net proceeds from the sale;

  . any underwriting discounts and other items constituting underwriters' compensation;

  .  any initial public offering price; and

  .  any discounts or concessions allowed, re-allowed or paid to dealers.

We or any underwriters or dealers may change from time to time any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

If we use underwriters in the sale of New Bonds and New Debt Securities, those underwriters will acquire the New Bonds and the New Debt Securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we state otherwise in the applicable Prospectus Supplement, the obligations of any underwriter to purchase the New Bonds and the New Debt Securities will be subject to conditions, and the underwriter will be obligated to purchase all the New Bonds and the New Debt Securities, except that in some cases involving a default by an underwriter, less than all of the New Bonds and the New Debt Securities may be purchased. If we sell the New Bonds and the New Debt Securities through an agent, the applicable Prospectus Supplement will state the name and any commission we may pay to the agent. Unless we state otherwise in the Prospectus Supplement, that agent will be acting on a best-efforts basis for the period of its appointment.

The applicable Prospectus Supplement will state whether we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities at the public offering price specified in the Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified future date. These contracts will be subject to the conditions specified in the applicable Prospectus Supplement. Additionally, the applicable Prospectus Supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

Underwriters and their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

                                    EXPERTS

Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, except PanEnergy Corp and subsidiaries as of and for the period ended December 31, 1996, included in our annual report on Form 10-K, which are incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference in this Prospectus. The financial statements of PanEnergy Corp and subsidiaries (consolidated with our financial statements) as of and for the period ended December 31, 1996 have been audited by KPMG LLP, independent auditors, as stated in their report incorporated by reference in this Prospectus. Those financial statements are incorporated in this Prospectus in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

Ellen T. Ruff, Esq., who is our Vice President and General Counsel, Corporate, Gas and Electric Operations, or another of our lawyers and Dewey Ballantine LLP, our outside counsel, will issue opinions about the legality of the New Bonds and the New Debt Securities. Ms. Ruff owns, and such other lawyer likely would own, our Common Stock and options to purchase shares of our Common Stock. Counsel named in the applicable Prospectus Supplement will issue opinions about the legality of the New Bonds and the New Debt Securities on behalf of any underwriters, dealers or agents.

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                                  $250,000,000


                            Duke Energy Corporation

             7 1/8% Remarketable or Redeemable Securities (ROARS/SM/)
                 Due 2012 (Remarketing Date September 3, 2002)

                            -----------------------

                             Prospectus Supplement

                            -----------------------

                         Banc of America Securities LLC

                             Chase Securities Inc.


                               September 6, 2000

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